Form 10-K405, Exhibit 13
period 1996-12-31
IDEC PHARMACEUTICALS CORP / CA
filed 1997-03-31
CIK 875045

                                                                    Exhibit 13.0

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                        COMMON STOCK MARKET INFORMATION


   The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol IDPH. The closing price on Friday, December 31, 1996 was $23.75 per share. No cash dividends have been paid by the Company on its common stock, and the Company does not anticipate the payment of dividends in the foreseeable future. As of December 31, 1996, there were approximately 429 shareholders of record. The following table sets forth the high and low sales price for the Company's common stock as reported by the Nasdaq National Market for the years 1996 and 1995.

                                                        PRICE
                                                HIGH            LOW
---------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996
First Quarter                                  $23.13          $15.88
Second Quarter                                  32.63           21.00
Third Quarter                                   27.38           13.88
Fourth Quarter                                  26.38           18.13

YEAR ENDED DECEMBER 31, 1995
First Quarter                                  $ 4.63          $ 2.13
Second Quarter                                   5.63            3.50
Third Quarter                                    8.75            5.25
Fourth Quarter                                  23.63            7.13