Form 10-K405, Exhibit 13
period 1996-12-31
IDEC PHARMACEUTICALS CORP / CA
filed 1997-03-31
CIK 875045

                                                                    Exhibit 13.1

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                            SELECTED FINANCIAL DATA


The following tables set forth certain financial data with respect to IDEC Pharmaceuticals Corporation. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.

                                                                       YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                1996        1995         1994         1993         1992
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
    Sales                                          $  1,505     $     --     $     --     $     --     $     --
    Contract research revenues                       14,254       12,136        5,143        4,329        3,212
    License fees                                     14,250       11,500        2,300        8,385        2,000
---------------------------------------------------------------------------------------------------------------
                                                     30,009       23,636        7,443       12,714        5,212

Operating expenses:
    Cost of sales                                     1,384           --           --           --           --
    Research and development                         26,763       22,488       21,191       18,723       14,519
    General and administrative                        7,298        6,112        4,768        4,262        3,196
    Acquired technology rights                           --       11,437           --           --           --
    Unification costs                                    --           --           --           --        3,000
---------------------------------------------------------------------------------------------------------------
                                                     35,445       40,037       25,959       22,985       20,715
---------------------------------------------------------------------------------------------------------------
Loss from operations                                 (5,436)     (16,401)     (18,516)     (10,271)     (15,503)

Interest income (expense), net                          481         (891)         485        1,174        2,340
Other income                                             --           --           --          215          459
---------------------------------------------------------------------------------------------------------------

Net loss                                             (4,955)     (17,292)     (18,031)      (8,882)     (12,704)
Convertible preferred stock dividends                  (696)          --           --           --           --
---------------------------------------------------------------------------------------------------------------
Net loss applicable to common stock                $ (5,651)    $(17,292)    $(18,031)    $ (8,882)    $(12,704)
---------------------------------------------------------------------------------------------------------------

Net loss per common share                          $  (0.34)    $  (1.18)    $  (1.65)    $  (0.96)    $  (1.39)
---------------------------------------------------------------------------------------------------------------

Shares used in computing net loss
  per common share                                   16,573       14,650       10,931        9,265        9,168
---------------------------------------------------------------------------------------------------------------


                                                                             DECEMBER 31,
(IN THOUSANDS)                                         1996         1995         1994         1993         1992
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA:
Cash, cash equivalents and securities available-
  for-sale ($750 and $1,500 restricted at
  December 31, 1995 and 1994, respectively)        $ 78,727     $ 24,760     $ 22,101     $ 26,503     $ 43,624
Total assets                                        113,829       47,626       45,494       50,728       52,649
Notes payable, less current portion                   5,015        6,598        7,386        3,572          156
Accumulated deficit                                 (83,815)     (78,860)     (61,568)     (43,537)     (34,655)
Total shareholders' equity                         $ 92,614     $ 31,169     $ 27,896     $ 35,674     $ 43,787