Form 10-K405, Exhibit 13
period 1996-12-31
IDEC PHARMACEUTICALS CORP / CA
filed 1997-03-31
CIK 875045

                                                                    Exhibit 13.2

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


   The following discussion should be read in conjunction with the consolidated financial statements and related notes of IDEC Pharmaceuticals Corporation ("IDEC Pharmaceuticals" or the "Company").

OVERVIEW

   IDEC Pharmaceuticals Corporation is primarily engaged in the research and development of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. To date, the Company has not received any revenues from the commercial sale of its products. The Company has funded its operations primarily through the sale of equity securities as well as through contract research and license fee revenues received in connection with collaborative arrangements entered into with the Company's strategic partners.

   The Company has incurred increasing annual operating expenses and, as the Company prepares for product commercialization, it expects such trends to continue. The Company has incurred annual operating losses since its inception in 1985, and anticipates that such operating losses will continue for at least the next one to two years. As of December 31, 1996, the Company had an accumulated deficit of $83.8 million.

RESULTS OF OPERATIONS

   Contract Research Revenues: Contract research revenues increased to $14.3 million in 1996, from $12.1 million in 1995 and $5.1 million in 1994. The increase in contract research revenues in 1996 is due primarily to revenue from a new collaboration entered into with Eisai Co., Ltd. ("Eisai") in December 1995 and ongoing efforts under existing collaborative agreements with Genentech, Inc. ("Genentech") and Seikagaku Corporation ("Seikagaku"), offset by decreased revenues from SmithKline Beecham, p.l.c. ("SmithKline Beecham") as a result of the planned transfer of late stage clinical development of IDEC-CE9.1 to SmithKline Beecham in late 1995. The increase in contract research revenues in 1995 from 1994 was primarily a result of the new collaborations entered into with Genentech and Eisai and ongoing efforts under a collaborative agreement entered into with Seikagaku in December 1994.

   License Fees: License fees totaled $14.3 million in 1996, compared to $11.5 million in 1995 and $2.3 million in 1994. License fees in 1996 include $4.5 million received for the license to Chugai Pharmaceutical Co., Ltd. of the Company's proprietary gene expression technology for the manufacture of recombinant proteins, $4.0 million received from SmithKline Beecham for the initiation of a Phase III trial by SmithKline Beecham of IDEC-CE9.1 for the treatment of rheumatoid arthritis, $4.0 million from Genentech for the expansion of its collaboration with the Company to include two radioconjugates, IDEC-Y2B8 and IDEC-In2B8 and for the achievement of a development milestone event for IDEC-C2B8 and license fee revenues received from Seikagaku and Eisai also for the achievement of product development milestone events. License fees increased in 1995 from 1994 due to one-time licensing fees earned from the new corporate partnerships with Genentech, Eisai and Seikagaku in addition to the licensing fees recognized from Zenyaku Kogyo Co., Ltd. for the development and marketing rights for IDEC-C2B8 in Japan. License fee revenues can vary significantly from year to year based upon the consummation of new corporate alliances and the achievement of milestone events. The Company continues to pursue other collaborative and license arrangements; however, no assurance can be given that discussions in this regard will result in any such arrangements or that the Company will receive significant revenues from any such collaborative or license arrangements.

   Sales and Cost of Sales: Sales and costs of sales in 1996 were a result of the Company completing a contract manufacturing arrangement during the second quarter of 1996.

   Research and Development:   Research and development costs increased to
$26.8 million in 1996, from $22.5 million in 1995 and $21.2 million in 1994. The increase in research and development expenses in 1996 is primarily due to a $1.3 million expense for access to certain patent rights related to IDEC-C2B8, increased personnel costs related to the completion of the Phase III trial, preparation of the Biologics License Application and the preparation for building of commercial inventory of the Company's lead product candidate, IDEC-C2B8. The increase in research and development costs in 1995 from 1994 was due primarily to higher personnel and related costs and license fee payments to acquire certain know-how, technology and patent rights to develop, produce and market products. The Company expects to continue incurring substantial additional research and development costs in the future, due to expansion of research and development programs; patent- and regulatory-related costs; preclinical and clinical testing of the Company's various products under development; production scale-up and manufacturing of products used in clinical trials; and pre-commercialization-related manufacturing costs.

   General and Administrative: General and administrative costs increased to $7.3 million in 1996, from $6.1 million in 1995 and $4.8 million in 1994. General and administrative expenses increased in 1996 due to higher personnel costs to support expanded manufacturing operations, completion of the Phase III trial and preparation of the Biologics License Applications for IDEC-C2B8. The increase in general and administrative costs in 1995 from 1994 is due primarily to costs associated with structuring the Genentech collaboration, increased patent filing fees and higher personnel and related costs. General and administrative costs necessary to support expanded manufacturing capacity, expanded clinical trials, research and development and the creation of a marketing and sales organization are expected to increase in the foreseeable future.

   Acquired Technology Rights: In March 1995, the Company issued 1.0 million shares of its common stock and 69,375 shares of its 10 percent Series B Nonvoting Cumulative Convertible Preferred Stock for the repurchase of all Merrill Lynch/Morgan Stanley, L.P. rights in the Company's lymphoma products. In the first quarter of 1995, the Company recorded a non-cash charge of $11.4 million, representing the purchase of the acquired technology rights.

   Interest Income and Expense: Net interest income for the year ended December 31, 1996 was $0.5 million compared to net interest expense of $0.9 million in 1995 and net interest income of $0.5 million in 1994. The increase in net interest income in 1996 from net interest expense in 1995 is due to higher balances in cash, cash equivalents and securities available-for-sale, offset by an increase in interest expense resulting from increases in notes payable used to finance certain capital purchases and an increase in non-cash interest charges for certain common stock warrants issued in connection with certain debt financings. Net interest expense in 1995 was the result of higher balances in notes payable, non-cash interest charges for certain common stock warrants, partially offset by increased interest earnings on cash, cash equivalents and securities available-for-sale.

   Income Taxes: IDEC Pharmaceuticals has incurred losses on an annualized basis since inception; therefore, no provision for income taxes has been recorded. The Company's net operating loss carryforwards available to offset future taxable income are approximately $66.3 million for federal income tax purposes and expire between 1999 and 2011. The future utilization of net operating loss carryforwards may be limited under the Internal Revenue Code ("IRC") due to an IRC defined ownership change that occurred during 1991. However, the Company believes that such limitations will not have a material impact upon the utilization of the net operating loss carryforwards.

   New Accounting Standards: Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the disclosure requirements of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation", neither of which had a material effect on the Company's consolidated financial statements for the year ended December 31, 1996.


LIQUIDITY AND CAPITAL RESOURCES

   The Company has financed its operations and capital expenditures since inception principally through the sale of equity securities, license fees, contract research revenues, lease financing transactions and interest income. The Company expects to finance its current and planned operating requirements principally through cash on hand and with funds from existing collaborative agreements and contracts which the Company believes will be sufficient to meet its near-term operating requirements. Existing agreements and contracts, however, could be canceled by the contracting parties. In addition, the Company may pursue additional capital through a combination of new collaborative agreements, strategic alliances and equity and debt financings. However, no assurance can be provided that additional capital will be obtained through these sources on favorable terms or at all. Should the Company not enter into any such arrangements, the Company anticipates its cash, cash equivalents and securities available-for-sale, together with the existing agreements and contracts, will be sufficient to finance the Company's currently anticipated needs for operating and capital expenditures through early commercialization of its first product. If adequate funds are not available from additional sources of financing, the Company's business could be adversely affected.

   The Company's working capital and capital requirements will depend upon numerous factors, including the progress of the Company's preclinical and clinical testing; manufacturing; research and development programs; timing and cost of obtaining regulatory approvals; levels of resources that the Company devotes to the development of manufacturing and marketing capabilities; technological advances; status of competitors; and the ability of the Company to establish collaborative arrangements with other organizations.

   Until required for operations, the Company's policy under established guidelines is to keep its cash reserves in bank deposits, certificates of deposit, commercial paper, corporate notes, United States government instruments and other readily marketable debt instruments, all of which are investment-grade quality.

   At December 31, 1996, the Company had $78.7 million in cash, cash equivalents, and securities available-for-sale compared to cash, cash equivalents, and securities available-for-sale of $24.8 million at December 31, 1995, of which $0.8 million was restricted at December 31, 1995. Sources of cash, cash equivalents and securities available-for-sale during the year ended December 31, 1996 include $12.5 million from the issuance of convertible preferred stock, $52.6 million from the issuance of common stock (including approximately $4.8 million from the exercise of common stock warrants and $1.3 million from the exercise of stock options and from common stock issued under an employee stock purchase plan) and $2.5 million from funding under a lease line. Uses of cash, cash equivalents and securities available-for-sale during the year ended December 31, 1996, include $3.8 million used in operations, $6.3 million used for leasehold improvements for clinical manufacturing, additional office and warehouse facilities and to purchase capital equipment and $3.4 million used to pay notes payable.

   In June 1996, the Company completed a public offering of 2.1 million shares of its common stock resulting in net proceeds of approximately $46.3 million. In May 1996, the Company issued 100,000 shares of its Series A-6 Convertible Preferred Stock and in March 1996, the Company issued 23,000 shares of its Series A-3 Convertible Preferred Stock pursuant to terms of a preferred stock purchase agreement with Genentech resulting in proceeds of $12.5 million.

   In August 1995, the Company completed funding under a $10.0 million lease financing agreement to finance both equipment and facility improvements. Terms of the financing agreement require final principal payments of $1.1 million and $0.4 million in July 1998 and January 1999, respectively.

   This annual report contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties. While this outlook represents our current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested above. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof other than required by the Securities and Exchange Act of 1934.