Form 10-K405, Exhibit 13
period 1996-12-31
IDEC PHARMACEUTICALS CORP / CA
filed 1997-03-31
CIK 875045

                                                                    Exhibit 13.3

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

IDEC Pharmaceuticals Corporation and Subsidiary
Consolidated Balance Sheets
(In thousands)

                                                                                      DECEMBER 31,
                                                                                  1996            1995
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                   $ 25,337        $ 18,828
  Securities available-for-sale                                                 53,390           5,182
  Current portion of note receivable                                               804             640
  Contract research revenue receivables                                          3,635           1,455
  Due from related party                                                         1,532              --
  Inventories                                                                    4,384              --
  Prepaid expenses and other current assets                                      2,533           1,333
------------------------------------------------------------------------------------------------------
         Total current  assets                                                  91,615          27,438

Restricted marketable security                                                      --             750
Property and equipment, net                                                     21,453          17,955
Note receivable, less current portion                                              445           1,249
Deposits and other assets                                                          316             234
------------------------------------------------------------------------------------------------------
                                                                              $113,829        $ 47,626
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable                                            $  3,830        $  3,248
  Trade payable - clinical materials                                                --             238
  Accounts payable                                                               3,106             970
  Accrued expenses                                                               6,751           4,280
------------------------------------------------------------------------------------------------------
         Total current liabilities                                              13,687           8,736
------------------------------------------------------------------------------------------------------

Notes payable, less current portion                                              5,015           6,598
Deferred rent                                                                    1,513           1,123
Due to related party                                                             1,000              --
Commitments

Shareholders' equity:
  Convertible preferred stock, no par value, 8,000 shares
    authorized; 330 shares and 207 shares issued and outstanding at
     December 31, 1996 and 1995, respectively, at liquidation value             26,586          14,086
  Common stock, no par value, 50,000 shares authorized;
    18,059 shares and 15,061 shares issued and outstanding
    at December 31, 1996 and 1995, respectively                                148,597          93,554
  Additional paid-in capital                                                     1,283           2,379
  Unrealized gains (losses) on securities available-for-sale                       (37)             10
  Accumulated deficit                                                          (83,815)        (78,860)
------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                             92,614          31,169
------------------------------------------------------------------------------------------------------
                                                                              $113,829        $ 47,626
------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

IDEC Pharmaceuticals Corporation and Subsidiary
Consolidated Statements of Operations
(In thousands, except per share data)

                                                                            YEARS ENDED DECEMBER 31,
                                                                        1996          1995          1994
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Revenues:
  Sales                                                              $ 1,505      $     --      $     --
  Contract research revenues                                          14,254        12,136         5,143
  License fees                                                        14,250        11,500         2,300
--------------------------------------------------------------------------------------------------------
    Total revenues (including related party revenues of
      $5,500 and $8,583 in 1996 and 1995, respectively)               30,009        23,636         7,443

Operating expenses:
  Cost of sales                                                        1,384            --            --
  Research and development                                            26,763        22,488        21,191
  General and administrative                                           7,298         6,112         4,768
  Acquired technology rights                                              --        11,437            --
--------------------------------------------------------------------------------------------------------
    Total operating expenses                                          35,445        40,037        25,959
--------------------------------------------------------------------------------------------------------
Loss from operations                                                  (5,436)      (16,401)      (18,516)
--------------------------------------------------------------------------------------------------------
Interest income (expense):
  Interest income                                                      3,178         1,387           956
  Interest expense                                                    (2,697)       (2,278)         (471)
--------------------------------------------------------------------------------------------------------
    Net interest income (expense)                                        481          (891)          485
--------------------------------------------------------------------------------------------------------
Net loss                                                              (4,955)      (17,292)      (18,031)

Convertible preferred stock dividends                                   (696)           --            --
--------------------------------------------------------------------------------------------------------
Net loss applicable to common stock                                  $(5,651)     $(17,292)     $(18,031)
--------------------------------------------------------------------------------------------------------
Net loss per common share                                            $ (0.34)     $  (1.18)     $  (1.65)
Shares used in computing net loss per common share                    16,573        14,650        10,931
--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

IDEC Pharmaceuticals Corporation and Subsidiary
Consolidated Statements of Shareholders' Equity
(In thousands)

                                 Convertible
                                preferred stock    Common stock     Additional     Unrealized gains                       Total
                                ---------------  ----------------    paid-in    (losses) on securities   Accumulated   shareholders'
                                Shares  Amount   Shares    Amount    capital     available-for-sale        deficit        equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993    --    $  --     9,425   $ 77,512    $1,699              $--               $(43,537)      $ 35,674

Issuance of common stock
  under stock option plan       --       --        24         26        --               --                      --            26
Issuance of common stock
  under employee stock
  purchase plan                 --       --        38         85        --               --                      --            85
Issuance of common stock
  in stock offerings            --       --     4,241     10,156        --               --                      --        10,156
Change in unrealized gains
  (losses) on securities
  available-for-sale            --       --        --         --        --              (14)                     --           (14)
Net loss                        --       --        --         --        --               --                 (18,031)      (18,031)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994    --       --    13,728     87,779     1,699              (14)                (61,568)       27,896
Issuance of common stock
  under stock option plans      --       --       167        697        --               --                      --           697
Issuance of common stock
  under employee stock
  purchase plan                 --       --        63        256        --               --                      --           256
Issuance of series A-1 and
  A-2 convertible preferred
  stock pursuant to terms of
  a collaborative agreement    138    7,149        --         --        --               --                      --         7,149
Issuance of common stock
  and series B convertible
  preferred stock to acquire
  technology rights             69    6,937     1,000      4,500        --               --                      --        11,437
Issuance of common stock for
  services                      --       --       103        322        --               --                      --           322
Amortization of fair value
  change in common stock
  warrants                      --       --        --         --       680               --                      --           680
Change in unrealized gains
  (losses) on securities
  available-for-sale            --       --        --         --        --               24                      --            24
Net loss                        --       --        --         --        --               --                 (17,292)      (17,292)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995   201   14,086    15,061     93,554     2,379               10                 (78,860)       31,169
Issuance of common stock
  under stock option plans        --         --      182        459        --                --                 --            459
Issuance of common stock
  under employee stock
  purchase plan                   --         --      160        845        --                --                 --            845
Issuance of common stock
  in public offering              --         --    2,070     46,277        --                --                 --         46,277
Issuance of common stock
  for services                    --         --       17        359        --                --                 --            359
Issuance of common stock
  from exercise of stock
  warrants                        --         --      569      7,103    (2,348)               --                 --          4,755
Issuance of series A-3 and
  series A-6 convertible
  preferred stock pursuant
  to terms of a collaborative
  agreement                      123     12,500       --         --        --                --                 --         12,500
Amortization of fair value
  change in common stock
  warrants                        --         --       --         --     1,252                --                 --          1,252
Change in unrealized gains
  (losses) on securities
  available-for-sale              --         --       --         --        --               (47)                --            (47)
Net loss                          --         --       --         --        --                --             (4,955)        (4,955)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996     330    $26,586   18,059   $148,597    $1,283               (37)          $(83,815)       $92,614
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

IDEC Pharmaceuticals Corporation and Subsidiary
Consolidated Statements of Cash Flows
(In thousands)


                                                                                     Years ended December 31,
                                                                              1996             1995             1994
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net loss                                                              $ (4,955)        $(17,292)        $(18,031)
    Adjustments to reconcile net loss to net
     cash used in operating activities:
      Depreciation and amortization                                          2,643            2,401            2,422
      Deferred rent                                                            390              450              425
      Other non-cash expenses                                                 (104)              --               --
      Gains (losses) on sales of securities available-for-sale                  --                5               (1)
      Acquired technology rights                                                --           11,437               --
      Issuance of common stock for services                                    359              322               --
      Amortization of fair value change in common stock warrants             1,252              680               --
      Change in assets and liabilities:
         Inventories                                                        (4,384)              --               --
         Prepaid expenses, deposits and other assets                        (4,994)            (713)            (268)
         Note receivable                                                       640              495              562
         Accounts payable, accrued expenses and other liabilities            5,608            2,193             (740)
         Trade payable - clinical materials                                   (238)            (543)          (3,506)
         Deferred contract research revenue                                     --           (2,024)              --
--------------------------------------------------------------------------------------------------------------------
           Net cash used in operating activities                            (3,783)          (2,589)         (19,137)
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
    Purchase of property and equipment                                      (6,301)          (1,315)          (1,619)
    Purchase of marketable securities and securities available-for-sale    (72,771)          (8,218)          (6,551)
    Sales and maturities of marketable securities and
     securities available-for-sale                                          25,265           10,715           14,962
--------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities             (53,807)           1,182            6,792
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
    Proceeds from notes payable                                              2,475            2,500            7,500
    Payments on notes payable                                               (3,440)          (4,058)          (1,400)
    Proceeds from issuance of common stock, net                             52,564              953           10,267
    Proceeds from issuance of convertible preferred stock, net              12,500            7,149               --
--------------------------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                        64,099            6,544           16,367
--------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                    6,509            5,137            4,022
Cash and cash equivalents, beginning of year                                18,828           13,691            9,669
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                    $ 25,337         $ 18,828         $ 13,691
--------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
    Cash paid during the year for interest                                $  1,469         $  1,518         $    466

--------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

IDEC Pharmaceuticals Corporation and Subsidiary
Notes to Consolidated Financial Statements


NOTE 1:    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization and Business: IDEC Pharmaceuticals Corporation (the "Company") was incorporated on July 19, 1985, under the laws of the State of California to engage in the research and development of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

   Principles of Consolidation: The consolidated financial statements include the financial statements of IDEC Pharmaceuticals Corporation and its wholly owned subsidiary IDEC Seiyaku. All significant intercompany balances and transactions have been eliminated in consolidation.

   Cash and Cash Equivalents: For the purposes of financial statement presentation, the Company considers all highly liquid investments in debt securities with original maturities of three months or less to be cash equivalents.

   Securities Available-for-Sale: Securities available-for-sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The cost of securities sold is based on the specific identification method.

   Inventories: Inventories, which consist primarily of finished goods, are stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out (FIFO) method.

   Property and Equipment: Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

   Fair Value of Financial Instruments: The carrying amount of cash, cash equivalents and securities available-for-sale, note receivable, contract research revenue receivables, due from related party, accounts payable, accrued expenses, trade payable - clinical materials and notes payable are considered to be representative of their respective fair values because of the short-term nature of those investments. A reasonable estimate of fair value is not practicable for the liability, due to related party, at December 31, 1996, due to the inherent difficulty of evaluating the timing of the payments.

   Research and Development Costs: All research and development costs are expensed in the period incurred. Clinical grant costs are fully accrued upon patient enrollment.

   Contract Research Revenues and License Fees: Contract research revenues are recognized at the time research and development activities are performed under the terms of the research contracts. Contract research revenue earned in excess of contract payments received is classified as contract research revenue receivables. License fees include milestone payments and non-refundable fees from the sale of product rights under agreements with third parties. Revenues from milestone payments are recognized when the results or events stipulated in the agreement have been achieved.

   Stock Based Compensation:   Effective January 1, 1996, the Company adopted
Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"). Statement No. 123 allows companies to expand the use of fair value accounting for stock compensation plans or requires companies that elect to retain the current approach for recognizing stock-based compensation expense under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), to make annual pro forma disclosures of the Company's operating results as if they had adopted the fair value method. Management of the Company has retained the approach under APB Opinion No. 25 for recognizing stock-based compensation.

   Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of:
Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of

Long-Lived Assets and for Long Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires losses from impairment to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets before interest are less than the assets' carrying amount. The adoption of Statement No. 121 did not have a material effect on the Company's consolidated financial statements for the year ended December 31, 1996.

   Income Taxes: Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Net Loss Per Common Share: Computations of net loss per common share use the weighted average number of common shares outstanding. Common equivalent shares from common stock options, warrants and convertible preferred stock are excluded from the computations as their effect is anti-dilutive. Net loss is reduced by convertible preferred stock dividend requirements in calculating net loss applicable to common stock.

   Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

   Reclassifications: Certain balances in 1995 and 1994 have been reclassified to conform with the presentation in 1996.

NOTE 2:    SECURITIES AVAILABLE-FOR-SALE

   Securities available-for-sale at December 31, 1996 and 1995 consist of the following (tables in thousands):

                                                                 1996
                                        -----------------------------------------------------
                                                           Gross        Gross
                                         Amortized       unrealized   unrealized       Market
                                           costs           gains        losses         value
---------------------------------------------------------------------------------------------
Corporate securities                     $  40,227       $    3       $   (38)        $40,192
Commercial paper                             9,979           --            --           9,979
Certificate of deposits                      1,499           --            --           1,499
U.S. government agencies                     1,722           --            (2)          1,720
---------------------------------------------------------------------------------------------
                                         $  53,427       $    3       $   (40)        $53,390
---------------------------------------------------------------------------------------------


                                                                 1995
                                        -----------------------------------------------------
                                                          Gross         Gross
                                         Amortized      unrealized    unrealized       Market
                                           costs          gains         losses         value
---------------------------------------------------------------------------------------------
Corporate securities                    $    2,828      $     1       $    --        $  2,829
U.S. government agencies                     2,344            9            --           2,353
---------------------------------------------------------------------------------------------
                                        $    5,172      $    10       $    --        $  5,182
---------------------------------------------------------------------------------------------

   The net unrealized holding gain (loss) on securities available-for-sale included as a separate component of shareholders' equity at December 31, 1996 and 1995 totaled $(37,000) and $10,000, respectively. The gross realized gains on sales of securities available-for-sale for the year ended December 31, 1995 totaled $4,000 and the gross realized losses for the year ended December 31, 1995 totaled $9,000.

   The amortized cost and estimated fair value of securities available-for-sale at December 31, 1996, by contractual maturity are shown below (table in thousands):

                                                                               Amortized          Estimated
                                                                                  Cost            Fair Value
------------------------------------------------------------------------------------------------------------
Due in one year or less                                                       $   47,704         $    47,667
Due after one year through two years                                               5,723               5,723
------------------------------------------------------------------------------------------------------------
                                                                              $   53,427         $    53,390
------------------------------------------------------------------------------------------------------------

NOTE 3:    PROPERTY AND EQUIPMENT

   Property and equipment at December 31, 1996 and 1995 consists of the following (table in thousands):

                                                                                     1996               1995
------------------------------------------------------------------------------------------------------------
Furniture and fixtures                                                           $  1,158          $     608
Machinery and equipment                                                            11,061              8,153
Leasehold improvements                                                             16,359             15,639

Construction in progress                                                            1,480                 --
------------------------------------------------------------------------------------------------------------
                                                                                   30,058             24,400
Accumulated depreciation and amortization                                          (8,605)            (6,445)
------------------------------------------------------------------------------------------------------------
                                                                                  $21,453            $17,955
------------------------------------------------------------------------------------------------------------

NOTE 4:    NOTE RECEIVABLE

   In November 1992, the Company loaned $3,200,000 to the landlord of its headquarters in San Diego, California, to assist in financing construction of leasehold improvements. The promissory note bears interest at 8.75 percent and matures in January 2000. Interest and principal payments are due monthly and are paid from the landlord's rents received from the Company (Note 10).

NOTE 5:    NOTES PAYABLE

   Notes payable at December 31, 1996 and 1995, consist of the following (table in thousands):

                                                                                     1996               1995
------------------------------------------------------------------------------------------------------------
17.53% note, due in monthly installments with a final payment of $375 due at maturity in 1999, secured by equipment, lease deed of trust,
   and a patent and trademark collateral assignment                               $ 1,745            $ 2,245
17.74% note, due in monthly installments with a final payment of $375 due at maturity in 1998, secured by equipment, lease deed of trust,
   and a patent and trademark collateral assignment                                 1,355              1,919
Prime plus 1% note, due in monthly installments with a final payment of $750 due at maturity in 1998, secured by equipment, lease deed of trust,
   and a patent and trademark collateral assignment                                 2,710              3,839
10.18% note, due in monthly installments, maturing 1997, secured by equipment         710              1,413
 9.32% to 10.62% capital lease obligations, due in monthly installments,
   maturing 2000                                                                    2,263                 --
Other notes, due in monthly installments, maturing thru 1997, secured by equipment     62                430
------------------------------------------------------------------------------------------------------------
                                                                                    8,845              9,846

Current portion                                                                    (3,830)            (3,248)
------------------------------------------------------------------------------------------------------------
                                                                                  $ 5,015            $ 6,598
------------------------------------------------------------------------------------------------------------

   Machinery and equipment recorded under capital leases was $2,151,000, net of accumulated depreciation of $547,000 at December 31, 1996.

   The aggregate maturities of notes payable for each of the four years subsequent to December 31, 1996, are as follows: 1997, $3,830,000; 1998, $3,242,000; 1999, $980,000; and 2000,
$793,000.

NOTE 6:    401(K) EMPLOYEE SAVINGS PLAN

   The Company has a qualified 401(k) Employee Savings Plan ("401(k) Plan"), available to substantially all employees over the age of 21. The Company may make discretionary contributions to the 401(k) Plan, which vest immediately. There were no discretionary contributions for the years ended December 31, 1996, 1995 and 1994.

NOTE 7:    RESEARCH AND DEVELOPMENT

   In December 1995, the Company and Eisai Co. Ltd. ("Eisai") entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of humanized and PRIMATIZED anti-gp39 antibodies. Under the terms of these agreements, Eisai may provide up to $37,500,000 in milestone payments and support for research and development. Eisai will receive exclusive rights in Asia and Europe to develop and market resulting products emerging from the collaboration, with the Company receiving royalties on eventual product sales by Eisai. Eisai may terminate these agreements based on a reasonable determination that the products do not justify continued development or marketing. Included in contract research revenues for 1996 and 1995 is $5,500,000 and $2,500,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. In 1996 and 1995, the Company recognized $750,000 and $2,000,000, respectively, in license fees under these agreements.

   In December 1994, the Company and Seikagaku Corporation ("Seikagaku") entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of a PRIMATIZED anti-CD23 antibody. Under the terms of these agreements, Seikagaku may provide up to $26,000,000 in milestone payments and support for research and development. The Company and Seikagaku will share co- exclusive, worldwide rights to all products emerging from the collaboration, with the Company receiving royalties on eventual product sales by Seikagaku. Seikagaku may terminate these agreements based on a reasonable determination that the products do not justify continued development or marketing. Included in contract research revenues for 1996 and 1995 is $3,500,000 and $2,500,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. In 1996 and 1995, the Company recognized $1,000,000 in license fees under these agreements for each of the respective years.

   In November 1993, the Company entered into a collaborative development agreement and a license agreement with Mitsubishi Chemical Corporation ("Mitsubishi Chemical"), for the development of a PRIMATIZED anti-B7 antibody. Under the terms of the collaboration, Mitsubishi may provide up to $12,000,000 in milestone payments and support for research and development. The Company will be reimbursed for its research efforts, receive milestone payments, retain certain marketing rights and receive royalties on sales of any products commercialized by Mitsubishi Chemical. Mitsubishi Chemical may terminate this agreement if certain development objectives are not attained. The development agreement with Mitsubishi expired on December 31, 1996. Included in contract research revenues for 1996, 1995 and 1994 is $2,000,000, $2,047,000 and
$1,500,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. Included in license fees are milestone and licensing payments of $1,000,000 and $300,000 for 1995 and 1994, respectively, earned under these agreements.

   In October 1992, the Company and SmithKline Beecham p.l.c. ("SmithKline Beecham") entered into a collaborative research and license agreement aimed at the development and commercialization of therapeutic products based on the Company's PRIMATIZED anti-CD4 antibodies. Under the terms of the agreement, the Company will receive aggregate payments that have the potential of reaching in excess of $60,000,000, subject to the attainment of certain milestones. The Company will receive funding for anti-CD4 related research and development programs, royalties and a share of co-promotion profits (in North America) on sales of products which may be commercialized as a result of the agreement. SmithKline Beecham may terminate this agreement based on a reasonable determination that the products do not justify continued development or marketing. Included in contract research revenues for 1995 and 1994 is $3,488,000 and $3,201,000, respectively, to fund product development, which approximates the research and development costs incurred under the program. Included in license fees are milestone and licensing payments of $4,000,000 and $2,000,000 for 1996 and 1994, respectively, earned under these agreements.

   The Company performed research under certain other contracts and, accordingly, realized revenues and recognized expenses in the accompanying consolidated statements of operations.

   Related Party Arrangements: In March 1995, the Company and Genentech, Inc. ("Genentech") entered into a collaborative agreement for the clinical development and commercialization of the Company's anti-CD20 monoclonal antibody, IDEC-C2B8, for the treatment of non-Hodgkin's B-cell lymphomas. In February 1996, the parties extended this collaboration to include two radioconjugates, IDEC-Y2B8 and IDEC-In2B8, also for the treatment of B-cell lymphomas. Concurrent with the collaborative agreement the Company and Genentech also entered into an expression technology license agreement for a proprietary gene expression technology developed by the Company and a preferred stock purchase agreement providing for certain equity investments in the Company by Genentech (Note 8). Under the terms of these agreements, the Company may receive payments totaling $57,000,000, subject to the attainment of certain milestone events. In addition, the Company and Genentech will co-promote IDEC-C2B8 and IDEC-Y2B8 in the United States and the Company and Genentech's sublicensee will co-promote IDEC-C2B8 in Canada, with the Company receiving a share of profits. Under the terms of separate agreements with Genentech, commercialization of IDEC-C2B8 outside the United States will be the responsibility of F. Hoffmann-La Roche Ltd, one of the world's largest pharmaceuticals firms, except in Japan where Zenyaku Kogyo Co., Ltd. ("Zenyaku") will be responsible for development, marketing and sales. The Company will receive royalties on sales outside the U.S. and Canada. Additionally, the Company will receive royalties on sales of Genentech products manufactured using the Company's proprietary gene expression system. Genentech may terminate this agreement for any reason beginning on the date of availability of data from the first Phase III clinical trial of IDEC-C2B8. Included in inventory at December 31, 1996, is $4,018,000 in finished goods inventory that will be sold to Genentech. Included in contract research revenues for 1996 and 1995 is $1,500,000 and $1,083,000, respectively, to fund specific product development, which approximates the research and development costs incurred under the program. In 1996 and 1995, the Company recognized $4,000,000 and $5,500,000, respectively, in license fees under these agreements.

   In June 1991, the Company and Zenyaku entered into a product rights agreement and a stock purchase agreement under which the Company granted Zenyaku a license to manufacture, use and sell certain products for cancer and autoimmune therapeutic applications. In November 1995, the Company and Zenyaku terminated the product rights agreement and concurrently the Company, Zenyaku and Genentech entered into a joint development, supply and license agreement where Zenyaku received exclusive rights to develop, market and sell IDEC-C2B8 in Japan which resulted in the Company recognizing $2,000,000 in license fees from Zenyaku.

NOTE 8:    SHAREHOLDERS' EQUITY

   Convertible Preferred Stock: In March 1995, the Company issued 1,000,000 shares of its common stock and 69,375 shares of its 10 percent Series B Nonvoting Cumulative Convertible Preferred Stock ("Series B Preferred Stock") for the repurchase of all Merrill Lynch/Morgan Stanley, L.P. ("ML/MS") rights in the Company's lymphoma products. The stock issuances resulted in a non-cash charge to operating expenses in 1995 of $11,437,000, representing the purchase of the acquired technology rights. The Series B Preferred Stock has a liquidation preference of $100 per share. Dividends shall accrue until March 15, 1997, thereafter, accrued dividends shall be payable quarterly. No dividends or other distribution shall be paid or declared, other than common stock dividends on the Company's common stock, or on its Series A-7 Convertible Preferred Stock which is not yet issued, unless and until accrued dividends on the Series B Preferred Stock have been paid. On March 16, 1997, the Series B Preferred Stock and accrued dividends will automatically be converted into common stock. Cumulative dividends in arrears at December 31, 1996 totaled approximately $1,248,000 or $17.96 per share. Each share of Series B Preferred Stock is convertible into the number of shares of common stock as equals 100 divided by the higher of $3.75 or the average closing price of the Company's common stock as reported by the Nasdaq National Market for the 19 trading days ending on March 1, 1997.

   Additionally, the Company issued 22,993 shares of its Series A-3 Nonvoting Convertible Preferred Stock ("Series A-3 Preferred Stock") in March 1996, 100,000 shares of its Series A-6 Nonvoting Convertible Preferred Stock ("Series A-6 Preferred Stock") in May 1996, 100,000 shares of its Series A-1 Nonvoting Convertible Preferred Stock ("Series A-1 Preferred Stock") in April 1995, and 37,521 shares of its Series A-2 Nonvoting Convertible Preferred Stock ("Series A-2 Preferred Stock") in August 1995, to Genentech pursuant to the terms of a preferred stock purchase agreement. The preferred stock purchase agreement was entered into concurrently with a collaboration agreement as described in Note 7. The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-6 Preferred Stock have a liquidation preference per share of $50, $67, $217 and $75, respectively, net of issuance costs. Each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock is convertible at any time into ten shares of common stock. Each share of Series A-6 Preferred Stock is convertible into the number of shares of common stock as equals 75 divided by the average closing price of the Company's common stock as reported by the Nasdaq National Market for the 20 trading days following the earlier of (i) FDA approval of IDEC-C2B8 or (ii) September 16, 2000.

   Common Stock: In May 1996, the shareholders approved an increase in the number of authorized common shares to 50,000,000 shares. In June 1996, the Company completed a public offering of 2,070,000 shares of its common stock resulting in net proceeds of $46,277,000. In March 1995, the Company issued 1,000,000 shares of its common stock for the repurchase of all ML/MS rights in the Company's lymphoma products, see convertible preferred stock above. In June 1994, the Company completed a public offering of 2,800,000 shares of its common stock resulting in net proceeds of $6,821,000. In December 1994, the Company issued 1,441,000 shares of its common stock pursuant to the terms of a collaborative research and license agreement with SmithKline Beecham resulting in net proceeds of $3,335,000.

   Stock Option Plans:  The Company has two active stock option plans.

   The 1988 Employee Stock Option Plan (the "Option Plan") was approved by the shareholders in 1988 and was subsequently amended. Under the Option Plan, options for the purchase of the Company's common stock may be granted to key employees (including officers), directors and outside consultants. Options may be designated as incentive stock options or as nonqualified stock options and generally vest over four years, except under a provision of the plan which allows them to accelerate their vesting under certain conditions. Options under the Option Plan, which have a term of up to ten years, are exercisable at a price per share not less than the fair market value (85 percent of fair market value for nonqualified options) on the date of grant. The aggregate number of shares authorized for issuance under the Option Plan is 4,680,000.

   In September 1993, the Company adopted the 1993 Non-Employee Directors Stock Option Plan (the "Directors Plan"), which was approved by the shareholders in May 1994 and was subsequently amended. A total of 250,000 shares of common stock are reserved for issuance to individuals who serve as non-employee members of the Board of Directors. Options under the Directors Plan, which have a term of up to ten years, are exercisable at a price per share not less than the fair market value on the date or grant and vest over four years.

   A summary of the status of the Company's two active stock option plans as of December 31, 1996, 1995 and 1994 and changes during the years ended on those dates is presented below (table in thousands, except per share amounts):

                                                       Directors Plan                     Option Plan
                                               ---------------------------       ---------------------------
                                                          Weighted Average                  Weighted Average
                                               Shares      Exercise Price        Shares      Exercise Price
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1993                   --             $     --        1,731              $  5.65
Granted                                            35                 5.63        2,052                 3.18
Exercised                                          --                   --          (24)                0.95
Cancelled                                          --                   --       (1,413)                6.61
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                   35                 5.63        2,346                 2.96
Granted                                            70                 3.38          311                 3.90
Exercised                                         (10)                5.63         (157)                4.07
Cancelled                                         (10)                2.38          (33)                5.58
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                   85                 4.15        2,467                 2.97
Granted                                            35                19.13        1,443                20.79
Exercised                                         (10)                4.00         (172)                2.43
Cancelled                                          (5)               19.13         (196)               10.10
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                  105              $  8.45        3,542              $  9.86
------------------------------------------------------------------------------------------------------------

   The following table summarizes information about the Directors Plan and the Option Plan options outstanding as of December 31, 1996 (table in thousands, except year and per share amounts):

                                      Options Outstanding                           Options Exercisable
                     -----------------------------------------------------    ------------------------------
                                      Weighted Average
     Range of            Number          Remaining        Weighted Average      Number      Weighted Average
 Exercise Prices      Outstanding     Contractual Life     Exercise Price    Exercisable     Exercise Price
------------------------------------------------------------------------------------------------------------
Directors Plan:
$  2.38 -- $  5.63             75                 7.92             $  4.18            75              $  4.18
  19.13 --   19.13             30                 9.00               19.13            30                19.13

Option Plan:
$  0.88 -- $  2.56            885                 6.47                2.34           543                 2.21
   3.00 --    3.00            944                 7.70                3.00           685                 3.00
   3.25 --   16.00            474                 8.09                7.62            78                 6.22
  20.13 --   20.13            928                 9.06               20.13             4                20.13
  20.25 --   26.13            311                 9.62               24.93            --                  --

   Employee Stock Purchase Plan: In May 1993, the shareholders adopted the Company's Employee Stock Purchase Plan (the "Purchase Plan"), which was subsequently amended. A total of 345,000 shares of common stock are reserved for issuance. Under the terms of the Purchase Plan, employees can choose to have up to 10 percent of their annual compensation withheld to purchase shares of common stock. The purchase price of the common stock is at 85 percent of the lower of the fair market value of the common stock at the enrollment or purchase date. During 1996, 1995 and 1994, 160,000, 63,000 and 38,000 shares, respectively, were issued under the Purchase Plan.

   Pro Forma Information: The Company has retained the approach under APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its Option Plan, Directors Plan and Purchase Plan. Had compensation cost for the Company's stock-based compensation plans been determined consistent with Statement No. 123, the Company's net loss per share applicable to common stock would have been increased to the pro forma amounts indicated below (table in thousands, except per share amounts):

                                                                                     1996               1995
------------------------------------------------------------------------------------------------------------
Net loss applicable to common stock              As reported                    $  (5,651)          $(17,292)
                                                 Pro forma                        (10,152)           (17,608)

Net loss per common share                        As reported                   $    (0.34)        $    (1.18)
                                                 Pro forma                          (0.61)             (1.20)

   Pro forma net loss applicable to common stock reflects only options and purchase rights granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options and stock purchase rights under Statement No. 123 is not reflected in the pro forma net loss amounts presented above since compensation cost is reflected over the stock option vesting and stock purchase subscription periods and compensation cost for stock options and stock purchase rights granted prior to January 1, 1995 are not considered. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of zero percent; expected volatility of 66.8 percent; risk-free interest rate of 6.2 percent; and an expected option life of 5.5 years. The per share weighted-average fair value of stock options granted during 1996 and 1995 at an exercise price equal to the fair market value on the date of grant was $13.25 and $2.42, respectively, on the date of grant using the Black-Scholes option-pricing model. The fair value of each purchase right is estimated on the date of enrollment using the Black-Scholes option-pricing model with the following assumptions used in 1996 and 1995: dividend yield of zero percent; expected volatility of 66.8 percent; risk-free interest rates between 5.6 percent and
5.9 percent; and an expected life between 0.3 year and 2.0 years. The per share weighted-average fair value of stock purchase rights granted during 1996 and 1995 was $9.05 and $2.65, respectively, on the subscription date using the Black-Scholes option-pricing model.

   Stock Warrants: Under an investment agreement and in part subject to the Company's accomplishments of certain research and development objectives, SR One Limited, SmithKline Beecham's venture capital subsidiary, purchased 200,000 common stock warrants in each 1993 and 1992. In October 1996, these warrants were exercised for 400,000 shares of common stock resulting in net proceeds of $4,755,000.

   In December 1994 and August 1995, concurrent with the completion of a debt financing, the Company issued warrants for the purchase of 294,000 and 46,000 shares, respectively, of common stock. Such warrants have a six-year term and are immediately exercisable at prices ranging between $2.29 and $6.22 per share. The holders of the warrants have the option to exchange their warrants, without the payment of cash or consideration, for a number of common shares equal to the difference between the number of shares resulting by dividing the aggregate exercise price of the warrants by the fair market value of the common stock on the date of exercise and the number of shares that would have been otherwise issued under the exercise. In September 1996, 196,000 warrants were exchanged for 169,000 shares of the Company's common stock.

   At December 31, 1996, 144,000 warrants to purchase common stock were outstanding.

NOTE 9:      INCOME TAXES

   The following table summarizes the tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1996 and 1995 (table in thousands):

                                                                                     1996               1995
------------------------------------------------------------------------------------------------------------
Deferred tax assets:
 Accrued expenses                                                              $      531          $     253
 Property and equipment, principally due to difference in depreciation                448                 16
 Deferred rent expense                                                                607                451
 Amortization of fair value change in common stock warrants                           776                273
 Capitalized state research and experimentation costs                               2,090              1,883
 Acquired technology rights                                                         4,336              4,591
 Research and experimentation credit                                                5,078              3,907
 Net operating loss carryforwards                                                  24,247             22,938
  Other                                                                               333                252
------------------------------------------------------------------------------------------------------------
    Total gross deferred tax assets                                                38,446             34,564
  Valuation allowance                                                             (38,446)           (34,564)
------------------------------------------------------------------------------------------------------------
Net deferred taxes                                                             $       --          $      --
------------------------------------------------------------------------------------------------------------

   In 1996, 1995 and 1994, the Company recognized an increase in the valuation allowance of $3,882,000, $7,652,000 and $8,614,000, respectively.

   As of December 31, 1996, the Company had net operating loss and research and experimentation tax credit carryforwards for Federal income tax purposes of approximately $66,345,000 and $3,476,000, respectively, which expire beginning in 1999. Net operating loss carryforwards and research and experimentation tax credit carryforwards as of December 31, 1996 for state income tax purposes are approximately $18,166,000 and $1,602,000, respectively, which expire beginning in 1997 and 1999, respectively.

   The utilization of net operating losses and tax credits incurred prior to the Company's initial public offering in 1991, may be subject to an annual limitation under the Internal Revenue Code, due to a cumulative change in ownership of more than 50 percent. However, the Company believes that such limitations will not have a material impact upon the utilization of such net operating loss carryforwards.

NOTE 10:     COMMITMENTS

   Lease Commitments: In July 1992, the Company entered into a 15-year operating lease for its headquarters, which commenced in 1993. The Company has the option to extend the term of the lease for two additional periods of five years each. In connection with the lease agreement, the Company loaned $3,200,000 to the landlord (Note 4). In August 1996, the Company entered into a 7-year lease for additional office and warehouse facilities. The Company has the option to extend the term of this lease for two additional years. In addition to the monthly lease payments, both lease agreements provide for the Company to pay all operating costs associated with the facilities. The lease agreements provide for scheduled rental increases; accordingly lease expense is recognized on a straight-line basis over the term of the leases.

   Future minimum lease payments under all operating leases as of December 31, 1996, are as follows (table in thousands):

1997                                                                                                $  2,906
1998                                                                                                   3,158
1999                                                                                                   3,422
2000                                                                                                   3,559
2001                                                                                                   3,702
2002 and thereafter                                                                                   22,295
------------------------------------------------------------------------------------------------------------
Total minimum lease payments                                                                         $39,042
------------------------------------------------------------------------------------------------------------

   Lease expense under all operating leases totaled $3,011,000, $3,097,000 and $3,076,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

   License Agreements: In connection with its research and development efforts, the Company has entered into various license agreements which provide the Company with rights to develop, produce and market products using certain know-how, technology and patent rights maintained by the parties. Terms of the various license agreements require the Company to pay royalties from future sales, if any, on specified products using the resulting technology. As of December 31, 1996, such royalties have not commenced on the aforementioned license agreements.

IDEC Pharmaceuticals Corporation and Subsidiary
Independent Auditors' Report


The Board of Directors and Shareholders
IDEC Pharmaceuticals Corporation:


   We have audited the accompanying consolidated balance sheets of IDEC Pharmaceuticals Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDEC Pharmaceuticals Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                KPMG PEAT MARWICK LLP


San Diego, California
February 7, 1997